# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: IsoEnergy Ltd., CIK 0001997377
CUSIP: 46500E867
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 217 Queen Street West, Suite 401, Toronto, Ontario Canada (A6), M5V 0R2
Date of event which requires filing of this statement: 06/24/2025
Filed by CIK 0001698535
Persons authorized to receive notices and communications: Attn: Benjamin Salter, NexGen Energy Ltd., 1021 West Hastings Street, Suite 3150, Vancouver, British Columbia Canada (A1), V6E 0C3, (604) 428-4112

## Reporting persons
- NexGen Energy Ltd. (CIK 0001698535): type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); source of funds: working capital (WC); sole voting power 16,478,746; shared voting power 0; sole dispositive power 16,478,746; shared dispositive power 0; aggregate amount beneficially owned 16,478,746 (30.9% of the class)
  Comment: Prior to the date the Issuer became a reporting issuer, the Reporting Person held 15,278,746 shares (31.8%). The Issuer became a reporting issuer on April 25, 2025. On June 24, 2025, the Reporting Person acquired an additional 1,200,000 common shares, in the ordinary course of business, as part of a larger equity offering of 5,121,500 common shares by the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value
Name of issuer: IsoEnergy Ltd.
Address of issuer's principal executive offices: 217 Queen Street West, Suite 401, Toronto, Ontario Canada (A6), M5V 0R2

## Item 2. Identity and Background
Name of person filing: NexGen Energy Ltd.
Residence or business address:
1021 West Hastings Street
Vancouver, British Columbia V6E 0C3 Canada
Present principal occupation or employment: Mining
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: British Columbia, Canada

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Working capital

## Item 4. Purpose of Transaction
Purpose of transaction: Reporting Person previously held 15,278,746 common shares of the Issuer, approximately 31.8% of the Issuer's outstanding shares prior to the date the Issuer became a U.S. reporting Issuer. On June 24, 2025, the Reporting Person purchased an additional 1,200,000 common shares of the Issuer, in the ordinary course of business, at a price of C$10.00 per share, in connection with a larger equity offering of 5,121,500 common shares by the Issuer (which increased the Issuer's total outstanding shares to 53,267,314 common shares).

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 30.9%
Number of shares as to which each person has sole or shared power to vote or dispose: 16,478,746
Transactions in the class effected during the past sixty days: Issuer private placement offering
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None

## Signatures
- NexGen Energy Ltd.: /s/ Benjamin Salter, Benjamin Salter, CFO of NexGen Energy Ltd. (06/25/2025)